UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

18 October 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

PLAINS EXPLORATION & PRODUCTION COMPANY

File No. 1-31470 -- CF# 27143

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PLAINS EXPLORATION & PRODUCTION COMPANY submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 4, 2011, as amended on September 22, 2011.

Based on representations by PLAINS EXPLORATION & PRODUCTION COMPANY that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 10.1   through August 4, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel